Tropical PC, Inc.
                        3118 W. Parkwood Ave., #111
                             Webster, TX  77598
                          Telephone: (281) 554-9560
                          Facsimile: (281) 554-9561

August 19, 2009

VIA EDGAR AND FACSIMILE
-----------------------

Mail Stop 3561

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, D.C. 20549

Fax:  202-772-9202

Attention:  Mr. William J. Kearns
            Staff Accountant
            Office of Beverages, Apparel and Health Care Services

Re:  Tropical PC, Inc.
     Response to Phone Call concerning Item 4.01 on Form 8-K/A Filed August 19, 2009
     File No. 000-52171

Dear Mr. Kearns:

On behalf of Tropical PC, Inc. (the "Company"), this letter responds to your phone call today regarding your August 17, 2009 comment letter pertaining to
Item 4.01 of the Company's amended Form 8-K/A filed with the Commission on August 19, 2009.

Further to your comment, the Company acknowledges that:

1) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your help in this matter.

Respectfully,


-------------------
David D. Selmon
President

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